Exhibit 99.1

SESA STERLITE LIMITED (Formerly known as Sesa Goa Limited) Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403001. www.sesasterlite.com CIN: L13209GA1965PLC000044

10 April 2015

Sesa Sterlite Limited

Production Release for the Fourth Quarter and

Full Year ended 31 March 2015

Highlights

•	Q4 Oil & Gas production at normalised level, full year production lower due to the planned maintenance shutdown in Q2 FY2015

•	Record quarterly and full year production of mined metal at Zinc India

•	Q4 and full year production at Zinc International impacted by unplanned interruptions

•	Commenced iron ore production at Karnataka, final approvals awaited at Goa; record annual production of Pig Iron

•	Continued strong production in Q4 at Copper India leading to record annual copper cathode production

•	Record quarterly and full year Aluminium production, new Jharsuguda-II and Korba-II smelters ramping up well

•	Record quarterly and full year production at Lanjigarh Alumina refinery

Tom Albanese, Chief Executive Officer, Sesa Sterlite Ltd, said: “We continue to focus on the execution of our defined strategy and, despite volatile commodity markets, we remain confident in our diversified business model. In particular, record levels of production in Zinc and Aluminium over the year underpin our confidence in achieving greater operational performance and enhancing production across our well-invested and low-cost asset base, and from the start-up of new capacities.”

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 2 of 11

Oil and Gas

	Q4			Q3	Full Year
Particulars	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
OIL AND GAS (boepd)
Average Daily Total Gross Operated Production[1]	224,294	232,884	(4%)	228,622	220,876	226,808	(3%)
Average Daily Gross Operated Production (boepd)	215,553	224,429	(4%)	218,900	211,671	218,651	(3%)
Rajasthan	174,206	190,881	(9%)	180,010	175,144	181,530	(4%)
Ravva	31,738	24,225	31%	27,783	25,989	27,386	(5%)
Cambay	9,609	9,323	3%	11,107	10,538	9,735	8%
Average Daily Working Interest Production (boepd)	132,929	142,796	(7%)	136,701	132,663	137,127	(3%)
Rajasthan	121,944	133,616	(9%)	126,007	122,601	127,071	(4%)
Ravva	7,141	5,451	31%	6,251	5,847	6,162	(5%)
Cambay	3,844	3,729	3%	4,443	4,215	3,894	8%
Total Oil and Gas (million boe)
Oil & Gas – Gross Operated	19.40	20.20	(4%)	20.14	77.26	79.81	(3%)
Oil & Gas – Working Interest	11.96	12.85	(7%)	12.58	48.42	50.05	(3%)

Average gross production for FY2015 was 211,670 barrels of oil equivalent per day (boepd), 3% lower than the previous year. This was largely on account of planned maintenance activity at Mangala Processing Terminal at Rajasthan, higher than expected water cut at Bhagyam in Rajasthan and suspension of gas sales at Ravva for around three months. Some of the losses were partially offset by higher production at Cambay and better performance of the Mangala field in Rajasthan. In the Rajasthan block, the Aishwariya field crossed a production of 30,000 boepd in the third quarter.

Both offshore assets have performed exceptionally during the year. The Ravva block achieved over 30,000 bopd in Q4 FY2015 after three and a half years, driven by successful application of 4D seismic technology, better than expected results from the infill drilling program and the contribution from the RE-6 exploration well. Production at Cambay grew 8% year on year and 3% quarter on quarter, driven by successful well interventions and well ramp-up.

In Q4 FY2015, average gross operated production and working interest production were 4% and 7% lower year on year at 215,553 boepd and 132,929 boepd, respectively. At Rajasthan, fourth quarter production was lower at 174,206 boepd due to higher than expected water cut at Bhagyam field. DA 1 (Development Area – 1) and DA 2 (Development Area – 2) produced gross averages of 150,489 boepd and 23,717 boepd respectively.

Gas development in the Raageshwari Deep Gas (RDG) field in Rajasthan continues to be a priority. Management Committee approval has been received on the RDG Field Development Plan for 100 million standard cubic feet per day (mmscfd) production and work on execution, planning and contracting is underway. In FY2015, RDG gas production was 16 mmscfd and is expected to increase to 25 mmscfd during FY2016.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 3 of 11

Zinc – India

	Q4			Q3	Full Year
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
ZINC INDIA
Mined metal content	269	200	34%	242	887	880	1%
Refined Zinc – Total	217	182	19%	196	734	749	(2%)
Refined Zinc – Integrated	217	179	21%	192	721	743	(3%)
Refined Zinc – Custom	0	4	(95%)	4	13	6	110%
Refined Lead – Total [2]	36	36	—	30	127	123	4%
Refined Lead – Integrated	33	29	14%	25	105	111	(5%)
Refined Lead – Custom	3	7	(58%)	5	22	12	81%
Saleable Silver – Total (in MT) [3]	81	91	(11%)	85	328	350	(6%)
Saleable Silver – Integrated (in MT)	74	68	9%	70	266	301	(11%)
Saleable Silver – Custom (in MT)	7	23	(71%)	15	61	49	25%

Mined metal production for full year was at 887,000 tonnes, an annual record. In Q4 FY2015, mined metal production was 269,000 tonnes, significantly higher than Q3 FY2015 and Q4 FY2014, reaching a historical high. The increase is in line with earlier guidance on the mine plan of the Rampura Agucha and Sindesar Khurd mines, driven by higher ore production during the quarter.

Integrated refined zinc, lead and silver metal production was lower by 3%, 5% and 11% respectively during the year due to lower mined metal production in the first half and lower silver grades at the Sindesar Khurd mine. However, higher mined metal production volumes were achieved in the second half resulting in accretion to mined metal inventory.

During Q4, integrated refined zinc output was a quarterly record, up by 21% compared to last year. Integrated lead and silver production were also higher by 14% and 9% respectively, in line with mined metal production.

Zinc – International

	Q4			Q3	Full Year
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Zinc International	69	83	(17%)	80	312	364	(14%)
Refined Zinc – Skorpion	17	33	(50%)	26	102	125	(18%)
Mined metal content – BMM	16	12	31%	13	59	67	(13%)
– Lisheen	37	38	(3%)	41	150	172	(13%)

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 4 of 11

Mined metal output for the year was 14% lower compared with last year primarily due to lower production at Lisheen by 22,000 tonnes and unplanned disruptions at Skorpion.

The Lisheen mine, which is near the end of its life, is expected to end production in mid FY 2016. At Skorpion Q4 FY2015 production was lower by c.10,000 tonnes due to a fire incident in the cell house resulting in a 23 day refinery shutdown during January 2015, followed by a gradual ramp-up.

COP in Q4 FY2015 was higher at c.US$ 1,500/tonne due to lower volumes and higher maintenance expenses at Skorpion.

At the Gamsberg Phase 1 project announced in November, with a design capacity of 4.4 mtpa of ore and 250 ktpa zinc metal in concentrate, the current focus is on putting together a world class project team to drive project delivery including the critical pre-stripping and associated activities. As announced earlier, capex for the project has been rephased, however, the first ore production is maintained for FY2018. The ramp-up to full capacity, though will be in line with the capital rephasing.

We are also reviewing opportunities for extension of mine life at Skorpion by evaluating new resources at increased depth that could extend mine life from FY2018 to FY2020.

Iron Ore

	Q4			Q3	Full Year
Particulars (in million dry metric tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
IRON ORE
Sales	—	—	—	0.1	1.2	0.0
Goa	—	—	—	—	—	—	—
Karnataka	—	—	—	0.1	1.2	0.0
Production of Saleable Ore	0.3	1.5	(79%)	—	0.6	1.5	(59%)
Goa	—	—	—	—	—	—	—
Karnataka	0.3	1.5	(79%)	—	0.6	1.5	(59%)
Production (‘000 tonnes)
Pig Iron	145	133	10%	166	611	510	20%

During the quarter, we have had good progress in Karnataka and Goa towards recommencing mining.

At Karnataka, production recommenced on 28 February 2015, following receipt of all requisite clearances and approvals, at an annual capacity of 2.29 mtpa. About 0.3 mt of saleable ore was produced during the quarter and the sales are expected to resume through e-auctions in Q1 FY2016.

During the quarter, the Ministry of Environment and Forest revoked its earlier order which had kept the environment clearances for iron ore mines in Goa in abeyance. We have been allocated with an interim annual mining quantity of c.5.5 million tonnes of saleable ore. Mining is expected to commence post monsoons, after receipt of remaining approvals from the Government.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 5 of 11

During the year, production of Pig Iron ramped up from 510kt in FY2014 to a record production of 611kt. In March 2015, further de-bottlenecking of the Pig Iron plant was completed resulting in capacity increase from 625kt to 700kt.

Copper – India and Australia

	Q4			Q3	Full Year
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
COPPER – INDIA / AUSTRALIA
Copper – Cathodes	97	98	(1%)	99	362	294	23%
Copper – Mined metal content	0	1	—	0	0	18	—
Power sales – 2X80 MW Tuticorin power plant (million units)	158	144	10%	164	641	601	7%

Full year copper cathode production at Tuticorin was a record at 362,000 tonnes, despite the 23 day planned maintenance shutdown in Q1 FY2014. The 160 MW power plant at Tuticorin continued to operate at a high Plant Load Factor of 86%.

Copper mine at Australia remains under care and maintenance and we continue to evaluate various options for restart.

Aluminium

	Q4			Q3	Full Year
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
ALUMINIUM
Alumina-Lanjigarh	274	227	21%	244	977	524	86%
Total Aluminum Production	229	200	15%	224	877	794	10%
Jharsuguda-I	131	135	(3%)	133	534	542	(1%)
Jharsuguda-II [4]	14	—	—	5	19	—	—
Korba-I	63	64	(1%)	65	253	251	1%
Korba-II [5]	21	1	—	20	71	1	—

At the Lanjigarh Alumina refinery, Q4 production was robust and at record levels allowing us to achieve 98% of the permitted capacity of 1 million tonnes in FY2015. The production numbers for FY2014 are not comparable due to a temporary suspension of production till July 2013.

In FY2015, production was stable at the 500kt Jharsuguda-I and 245kt Korba-I smelters. At the new 325kt Korba- II smelter, 84 pots were commissioned during the year and produced 71,000 tonnes. Ramp-up to full capacity will take place during the course of H1 FY2016 along with the ramp-up of the 1,200 MW power plant. Out of the two captive power units of 300 MW each, the first unit is expected to be commissioned in Q1 FY2016. The BALCO 270 MW power plant will be available for captive consumption as a back-up for pot ramp-up support.

We have also commenced the start-up of the first pot line of 312.5 kt of the 1.25 mtpa Jharsuguda-II smelter, using surplus power from the 1,215 MW power plant. 82 pots have been started so far and are under trial run. Ramp-up of the remaining pots of the first pot line will commence in April 2015, using power from one 600 MW unit of the 2,400 MW power plant.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 6 of 11

Domestic coal availability improved during Q4 FY2015 due to higher e-auction quantities from Coal India.

In the recently concluded coal block auctions conducted by the Government, BALCO emerged as the highest bidder for two operating coal mines (Chotia Block with reserves of 15.5 mt and production capacity of 1mtpa; and Gare Palma IV/1 Block with reserves of 44 mt and production capacity of 6 mtpa). We will commence production at the Chotia mine in the next few months after transfer of mining lease and other approvals for which BALCO has applied to Government authorities. BALCO has moved to the court regarding the Government’s non-approval of its winning bid for the Gare Palma IV/1 block and the matter is sub-judice.

Power

	Q4			Q3	Full Year
Particulars (in million units)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
POWER
Total Power Sales	2,547	2,093	22%	2,663	9,859	9,374	5%
Jharsuguda 2,400 MW	1,525	1,701	(10%)	1,873	7,206	7,625	(5%)
Balco 270 MW (power sales)	18	84	(79%)	—	89	390	(77%)
BALCO 600 MW [6]	10	—	—	—	10	—	—
TSPL [7]	690	—	—	502	1,213	—	—
MALCO	231	231	—	233	897	911	(2%)
HZL Wind Power	73	77	(5%)	55	444	448	(1%)

The Jharsuguda 2,400 MW power plant operated at lower PLF of 39% during the year and 36% in Q4 FY2015 on account of lower market demand. However, during FY2016 significant capacity is expected to be utilised internally as we operate the plant for ramp-up of aluminium pot-lines.

Out of the two 300 MW units of the 1,200 MW Korba Power Plant meant for commercial power, one 300 MW unit is currently under trial run, and will be commissioned during Q1 FY2016. The second commercial unit is expected to be commissioned during Q2 FY2016.

The first 660 MW unit of the Talwandi Sabo power plant was capitalized in December 2014 and 1,213 million units of power were sold including the trial run production. Plant availability for Q4 FY2015 was 85%. The second unit was synchronised in Q4 FY2015 and is expected to be commissioned in Q1 FY2016; the third unit is expected to be synchronised in Q2 FY2016.

Corporate

Review of Carrying Value of Assets

The company is reviewing the carrying value of its assets including goodwill, and long term price assumptions, in light of the recent weakness in commodity prices. Any impact of changes to these assumptions on the carrying values will be a non-cash charge reflected in the FY 2015 results.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 7 of 11

The Mines and Minerals (Development and Regulation) Amendment Act, 2015

Under the provisions of The Mines and Minerals (Development and Regulation) Amendment Act, 2015 (MMDR Act) passed by the Indian Parliament in March 2015, existing holders of mining leases may have to pay an additional levy of up to 100% of the royalty as District Mineral Foundation (DMF) contribution for the benefit of the areas in which mines operate. This MMDR Act overrides the earlier Presidential ordinance promulgated in January 2015 which had prescribed the contribution to DMF up to a maximum of 33% of the royalty. The detailed rules and amount of such contribution to DMF have not yet been notified by the Government. Our Zinc India, Iron Ore and Bauxite mining operations may be liable for such contributions to DMF.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 8 of 11

Production Summary (Unaudited)

	(in ’000 tonnes, except as stated)
Particulars	Q4			Q3	Full Year
	FY 2015	FY 2014	% change YoY	FY 2015	FY 2015	FY 2014	% change YoY
Oil and Gas
Average Daily Gross Operated Production (boepd) [1]	224,294	232,884	(4%)	228,622	220,879	226,808	(3%)
Average Daily Gross Operated Production (boepd)	215,553	224,429	(4%)	218,900	211,670	218,651	(3%)
Rajasthan	174,206	190,881	(9%)	180,010	175,144	181,530	(4%)
Ravva	31,738	24,225	31%	27,783	25,989	27,386	(5%)
Cambay	9,609	9,323	3%	11,107	10,538	9,735	8%
Average Daily Working Interest Operated Production (boepd)	132,929	142,796	(7%)	136,701	132,663	137,127	(3%)
Rajasthan	121,944	133,616	(9%)	126,007	122,601	127,071	(4%)
Ravva	7,141	5,451	31%	6,251	5,847	6,162	(5%)
Cambay	3,844	3,729	3%	4,443	4,215	3,894	8%
Total Oil and Gas (million boe)
Oil & Gas – Gross	19.40	20.20	(4%)	20.14	77.26	79.81	(3%)
Oil & Gas ( Working Interest)	11.96	12.85	(7%)	12.58	48.42	50.05	(3%)
Zinc India
Mined metal content	269	200	34%	242	887	880	1%
Refined Zinc (Total)	217	182	19%	196	734	749	(2%)
Refined Zinc ( Integrated)	217	179	21%	192	721	743	(3%)
Refined Zinc ( Custom)	0	4	(95%)	4	13	6	110%
Refined Lead (Total) [2]	36	36	—	30	127	123	4%
Refined Lead ( Integrated)	33	29	14%	25	105	111	(5%)
Refined Lead ( Custom)	3	7	(58%)	5	22	12	81%
Saleable Silver (Total) (in MT) [3]	81	91	(11%)	85	328	350	(6%)
Saleable Silver (Integrated) (in MT)	74	68	9%	70	266	301	(11%)
Saleable Silver – Custom (in MT)	7	23	(71%)	15	61	49	25%
Zinc International (Total)	69	83	(17%)	80	312	364	(14%)
Zinc – refined Skorpion	17	33	(50%)	26	102	125	(18%)
Mined metal content – BMM	16	12	31%	13	59	67	(13%)
Mined metal content – Lisheen	37	38	(3%)	41	150	172	(13%)
Iron Ore
Sales	—	—	—	0.1	1.2	—	—
Goa	—	—	—	—	—	—	—
Karnataka	—	—	—	0.1	1.2	—	—
Production of Saleable Ore	0.3	1.5	(79%)	—	0.6	1.5	(59%)
Goa	—	—	—	—	—	—	—
Karnataka	0.3	1.5	(79%)	—	0.6	1.5	(59%)

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 9 of 11

Particulars	Q4			Q3	Full Year
	FY 2015	FY 2014	% change YoY	FY 2015	FY 2014	FY 2013	% change YoY
Production (‘000 tonnes)
Pig Iron	145	133	10%	166	611	510	20%
Copper (India / Australia)
Copper (Mined metal content)	0	1	(100%)	0	0	18	(100%)
Copper (Cathodes)	97	98	(1%)	99	362	294	23%
Power sales – 2 X 80 MW Tuticorin power plant (million units)	158	144	10%	164	641	601	7%
Alumina
Lanjigarh	274	227	21%	244	977	524	86%
Total Aluminum Production	229	200	15%	224	877	794	10%
Jharsuguda-I	131	135	(3%)	133	534	542	(1%)
Jharsuguda-II [4]	14	—	—	5	19	—	—
Korba-I	63	64	(1%)	65	253	251	1%
Korba-II [5]	21	1	—	20	71	1	—
Power (in million units)
Total Power Sales	2,547	2,093	22%	2,663	9,859	9,374	5%
Jharsuguda 2,400 MW	1,525	1,701	(10%)	1,873	7,206	7,625	(5%)
Balco 270 MW (power Sales)	18	84	(79%)	—	89	390	(77%)
BALCO 600 MW [6]	10	—	—	—	10	—	—
TSPL [7]	690	—	—	502	1,213	—	—
MALCO	231	231	—	233	897	911	(2%)
HZL Wind Power	73	77	(5%)	55	444	448	(1%)
Ports – VGCB (in million tonnes) [8]
Cargo Discharge	1.7	1.5	12%	1.8	7.0	4.7	48%
Cargo Dispatches	1.7	1.5	14%	1.8	6.9	4.5	54%

1.	Including internal gas consumption
2.	Excluding captive consumption of 1,910 tonnes in Q4 FY2015 vs 1,991 tonnes in Q4 FY2014 and 7,775 tonnes in FY2015 vs 7,262 tonnes in FY2014
3.	Excluding captive consumption of 9.9 MT in Q4 FY2015 and 40.2 MT in FY2015 as compared with 10.4 MT and 38.3 MT in respective corresponding prior period.
4.	Including trial run production of 14,000 tonnes in Q4 FY2015, 5,000 tonnes in Q3 FY2015 and 19,000 tonnes in FY2015
5.	Including trial run production of nil in Q4 FY2015, nil in Q3 FY2015 and 24,000 tonnes in FY2015
6.	Including trial run production of 10 million units in Q4 FY2015, nil in Q3 FY2015 and 10 million units in FY2015.
7.	Including trial run production of nil in Q4 FY2015, 243 million units in Q3 FY2015 and 264 million units in FY2015.
8.	VGCB refers to Vizag General Cargo Berth

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 10 of 11

Commodity Prices and Exchange Rates

	Q4			Q3	Full Year
Particulars (in $/tonne, except as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Aluminium	1,800	1,708	5%	1,966	1,890	1,773	7%
Copper	5,818	7,041	(17%)	6,624	6,558	7,103	(8%)
Zinc	2,080	2,029	2%	2,235	2,177	1,909	14%
Lead	1,806	2,106	(14%)	2,000	2,021	2,092	(3%)
Silver ($/ounce)	16.7	20.5	(18%)	16.5	18.1	21.4	(15%)
Brent	54	108	(50%)	77	85	108	(21%)
Exchange Rate Rs/USD (Avg.)	62.2	61.8	1%	60.8	61.1	60.5	1%
Exchange Rate Rs/USD (Closing)	62.6	60.1	4%	63.3	62.6	60.1	4%

For further information, please contact:

Communications
Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in
Investor Relations Ashwin Bajaj Director – Investor Relations Sheetal Khanduja Associate General Manager – Investor Relations Sunila Martis Manager – Investor Relations	Tel: +91 22 6646 1531 sesasterlite.ir@vedanta.co.in

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044

Sesa Sterlite Limited Production Results for the Fourth Quarter and Full Year ended 31 March 2015	Page 11 of 11

About Sesa Sterlite Limited (Formerly known as Sesa Goa Limited)

Sesa Sterlite Limited (SSLT) is one of the world’s largest diversified natural resources companies, whose business primarily involves exploring and processing minerals and oil & gas. SSLT produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sustainability is at the core of SSLT’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

SSLT is a subsidiary of Vedanta Resources Plc, a London-listed company. SSLT is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001
CIN: L13209GA1965PLC000044